Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Third Quarter Ended

 September 30, 2014

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464 Facsimile: 303.279.3772 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

The accompanying unaudited interim condensed consolidated financial statements (“financial statements”) for the third quarter ended September 30, 2014, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on November 7, 2014. These financial statements have not been audited or reviewed by the Company’s external auditors.

2

INDEX TO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”).

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to interim reporting standards. The condensed consolidated financial statements have been prepared in United States dollars (“USD” or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2013.

Condensed Consolidated Balance Sheets	Page 4

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 5

Condensed Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Condensed Consolidated Statements of Cash Flows	Pages 7-8

Condensed Notes to the Interim Consolidated Financial Statements	Pages 9-33

3

ATNA RESOURCES LTD. AND SUBSIDIARIES C

ONDENSED CONSOLIDATED BALANCE SHEETS

(Reported in US Dollars)

		Unaudited	Audited
		September 30,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$644,000	$789,900
Gold inventories	3	18,296,200	17,484,000
Supply inventories		1,171,700	1,186,800
Prepaids, investments available-for-sale, and other current assets		571,600	835,800
Total current assets		20,683,500	20,296,500

Non-current assets
Property, plant, mine development and mineral interests, net	4	81,023,000	82,212,800
Restricted cash and marketable securities held in surety	5	4,315,700	4,319,400
Stripping activity assets, net	6	4,475,300	5,425,700
Other non-current assets		25,800	22,900

Total assets		$110,523,300	$112,277,300

LIABILITIES AND SHAREHOLDERS ' EQUITY
Current liabilities
Accounts payable		$6,339,800	$6,611,000
Asset retirement obligations	8	465,900	427,400
Notes payable	9	1,826,000	17,576,500
Finance leases	10	1,708,400	2,136,100
Other current liabilities		773,500	585,300
Total current liabilities		11,113,600	27,336,300
Non-current liabilities
Notes payable, net	9	23,170,300	1,430,400
Finance leases	10	1,897,200	3,706,700
Asset retirement obligations	8	3,311,100	3,293,900
Other non-current liabilities		100,000	-
Total liabilities		39,592,200	35,767,300

Commitments and Contingencies	12

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 206,619,463 at September 30, 2014,
and 189,922,144 at December 31, 2013	13	134,927,900	133,843,300
Contributed surplus		9,037,400	7,384,200
Deficit		(72,599,800)	(65,761,800)
Accumulated other comprehensive (loss) gain		(434,400)	1,044,300
Total shareholders' equity		70,931,100	76,510,000

Total liabilities and shareholders' equity		$110,523,300	$112,277,300

On behalf of the Board of Directors:

/s/ Paul Zink	/s/ David H. Watkins
Paul H. Zink, Audit Committee Chairman	David H. Watkins, Chairman
November 7, 2014	November 7, 2014

The accompanying notes are an integral part of these consolidated financial statements.

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Periods Ended September 30

(Reported in US Dollars, except per share data) (Unaudited)

		Three Months Ended		Nine Months Ended
	Notes	2014	2013	2014	2013
REVENUE
Gold and by-product sales		$10,085,500	$12,030,500	$30,693,200	$34,336,100
EXPENSES
Cost of sales, excluding depreciation	16	8,353,300	9,096,800	25,240,200	25,303,300
Depreciation and amortization, cost of sales	16	2,080,500	1,525,800	5,786,900	4,735,500
Adjust inventory to net realizable value	3 & 16	868,100	(600,900)	1,131,500	765,500
General and administrative		725,100	1,192,200	2,780,600	3,669,800
Depreciation - G&A		10,900	81,200	121,400	115,900
Recovery of prior impairment	4	-	-	(75,500)	-
Exploration expense	18	(230,800)	20,000	297,400	385,800
Property maintenance expense	18	111,500	728,000	704,200	874,300
Subtotal operating expense		11,918,600	12,043,100	35,986,700	35,850,100

Operating loss		(1,833,100)	(12,600)	(5,293,500)	(1,514,000)

OTHER INCOME (EXPENSE)
Interest income		600	200	2,300	3,500
Interest expense		(1,196,400)	(992,600)	(3,690,600)	(1,306,600)
Realized loss on derivatives	7	-	(153,100)	-	(765,000)
Unrealized gain (loss) on derivatives	7	4,400	(36,600)	(14,500)	1,559,100
Loss on asset disposals		-	(7,900)	(299,700)	(24,600)
Gain (loss) on sale of investments available-for-sale		2,700	-	5,700	(97,400)
Realized (loss) gain on foreign exchange	19	(1,100)	-	2,337,400	-
Other income		89,500	30,700	114,900	116,400
Subtotal other (loss) income		(1,100,300)	(1,159,300)	(1,544,500)	(514,600)
Loss before income tax		(2,933,400)	(1,171,900)	(6,838,000)	(2,028,600)

Income tax benefit	11	-	-	-	576,400

Net loss		$(2,933,400)	$(1,171,900)	$(6,838,000)	$(1,452,200)

COMPREHENSIVE (LOSS) INCOME
Unrealized (loss) gain on translating the financials of foreign operations		(9,100)	(349,100)	(16,600)	513,700
Unrealized (loss) gain on investments available-for-sale		-	(29,500)	-	14,600
Reclassification of loss on investments available-for-sale to other income		-	-	81,600	-
Reclassification of realized foreign exchange gains to income	19	-	-	(1,543,700)	-
Other comprehensive (loss) income		(9,100)	(378,600)	(1,478,700)	528,300

Comprehensive (loss) income		$(2,942,500)	$(1,550,500)	$(8,316,700)	$(923,900)

EARNINGS PER SHARE
Basic loss share	17	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Diluted loss per share	17	$(0.01)	$(0.01)	$(0.03)	$(0.01)

Basic weighted-average shares outstanding		197,719,618	146,400,578	196,355,358	146,400,578
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		-	-	-	-

Diluted weighted-average shares outstanding		197,719,618	146,400,578	196,355,358	146,400,578

The accompanying notes are an integral part of these consolidated financial statements.

5

ATNA RES OURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30

(Reported in US Dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity
Balances, January 1, 2013	144,989,900	$126,791,100	$(16,142,200)	$6,637,500	$82,100	$117,368,500
Share-based compensation	-	-	-	640,700	-	640,700
Exercise of stock options	150,600	109,300	-	(77,900)	-	31,400
Unrealized loss on available
for sale securities	-	-	-	-	14,600	14,600
Shares issued for transaction cost of
debt financing	675,200	515,100	-	-	-	515,100
Equity issued as financing, net	36,400,000	5,297,800	-	-	-	5,297,800
Unrealized foreign exchange gain	-	-	-	-	513,700	513,700
Net loss	-	-	(1,452,200)	-	-	(1,452,200)

Balances, September 30, 2013	182,215,700	$132,713,300	$(17,594,400)	$7,200,300	$610,400	$122,929,600

Balances, January 1, 2014	189,922,100	$133,843,300	$(65,761,800)	$7,384,200	$1,044,300	$76,510,000
Share-based compensation	1,282,000	175,500	-	234,800	-	410,300
Exercise of stock options	35,400	5,300	-	(5,300)	-	-
Reclassification of loss on investments
available-for-sale to income	-	-	-	-	81,600	81,600
Equity issued as financing, net	15,380,000	903,800	-	922,900	-	1,826,700
Warrants issued for debt financing (Note 9)	-	-	-	500,800	-	500,800
Foreign exchange (FX) gain reclassified to
income and unrealized FX loss	-	-	-	-	(1,560,300)	(1,560,300)
Net loss	-	-	(6,838,000)	-	-	(6,838,000)

Balances, September 30, 2014	206,619,500	$134,927,900	$(72,599,800)	$9,037,400	$(434,400)	$70,931,100

The accompanying notes are an integral part of these consolidated financial statements.

6

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended September 30

(Reported in US Dollars, unaudited)

		Three Months Ended		Nine Months Ended
	Notes	2014	2013	2014	2013
Cash flows from operating activities:
Net loss		(2,933,400)	$(1,171,900)	$(6,838,000)	$(1,452,200)
Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities:
Depreciation - G&A		10,900	81,200	121,400	115,900
Depreciation and amortization - cost of sales	16	2,080,500	1,525,800	5,786,900	4,735,500
Adjust inventory to net realizable value	16	868,100	(600,900)	1,131,500	765,500
Amortization of gold bond discount		-	26,100	-	117,200
Amortization and accretion of discounts for notes	9	421,000	205,500	1,084,600	205,500
Unrealized (gain) loss on derivatives	7	(4,400)	36,600	14,500	(1,559,100)
Deferred income tax benefit	11	-	-	-	(576,400)
Share-based compensation expense	14	124,400	176,000	410,300	640,700
Non-cash exploration income		-	-	-	(147,500)
Accretion of asset retirement obligation	8	110,900	102,900	332,600	308,700
(Gain) loss on sales of investments, within investing activities		(2,700)	-	(5,700)	97,400
Loss on asset disposals and exchanges, within investing activities		-	7,900	299,700	41,700
Recovery of prior asset impairment, sale of portion of Kendall land		-	-	(75,500)	-
Realized gain on foreign exchange, within financing activities	19	-	-	(2,340,000)	-
Changes in operating assets and liabilities:
Decrease (increase) in inventories		922,700	858,800	(83,200)	1,781,300
Decrease in prepaid and other assets		790,900	164,500	1,840,100	557,200
Increase (decrease) in accounts payable and accrued liabilities		359,100	(1,439,000)	(1,015,400)	1,427,200
Decrease in asset retirement obligations	8	(75,100)	(86,900)	(276,900)	(273,000)
Total adjustments		5,606,300	1,058,500	7,224,900	8,237,800

Net cash and cash equivalents provided by (used in) operating activities		2,672,900	(113,400)	386,900	6,785,600

Cash flows from investing activities:
Purchases and development of property and equipment		(3,683,700)	(2,614,400)	(5,615,600)	(25,017,600)
Capitalized loan interest		-	-	-	(1,185,700)
Preproduction gold sales		-	1,242,100	-	6,532,400
Additions of stripping activity assets		-	(625,700)	(699,400)	(2,363,100)
(Increase) decrease in restricted cash		(700)	(1,067,000)	3,700	654,300
Proceeds from sale of investments available-for-sale		2,700	-	140,600	42,100
Proceeds from sale of property and equipment		-	588,600	885,500	713,700

Net cash and cash equivalents used in investing activities		(3,681,700)	(2,476,400)	(5,285,200)	(20,623,900)

Cash flows from financing activities:
Options exercised		-	-	-	31,400
Loan funding net of discount	9	-	-	21,304,800	-
Stock issuance net of financing fees		1,826,700	5,297,800	1,826,700	5,297,800
Repayments of notes payable, net of fees and foreign exchange gain	9	(410,600)	(339,000)	(16,648,200)	(3,416,300)
Repayments of gold bonds		-	(906,300)	-	(2,718,800)
Repayments of finance lease obligations	10	(434,500)	(723,100)	(1,714,300)	(1,721,100)

Net cash and cash equivalents provided by (used in) financing activities		981,600	3,329,400	4,769,000	(2,527,000)

Effect of exchange rate changes on cash and cash equivalents		(13,500)	(19,100)	(16,600)	(155,500)
Net (decrease) increase in cash and cash equivalents		(40,700)	720,500	(145,900)	(16,520,800)
Cash and cash equivalents, beginning of period		684,700	2,101,600	789,900	19,342,900
Cash and cash equivalents, end of period		$644,000	$2,822,100	$644,000	$2,822,100

The accompanying notes are an integral part of these consolidated financial statements.

7

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the Periods Ended September 30

(Reported in US Dollars, unaudited)

		Three Months Ended		Nine Months Ended
		2014	2013	2014	2013
Supplemental disclosures of cash flow information:

1.	Interest paid	$669,900	$580,200	$2,301,600	$1,772,900

Supplemental disclosures of noncash activity:

1.	Capitalized leases for mining equipment	$-	$421,800	$-	$4,873,800

2.	Capitalized leases refinanced as notes payable	$-	$-	$(522,900)	$-

3.	Notes payable for mining equipment	$-	$513,800	$978,100	$658,100

4.	Notes payable for refinanced capitalized leases	$-	$-	$567,200	$-

5.	Capitalized to mining equipment costs related to notes payable for refinanced capitalized leases	$-	$-	$44,400	$-

6.	Marketable securities received for option payments and property	$-	$-	$-	$147,500

7.	Capitalized property and equipment included in accounts payable	$24,500	$(683,800)	$1,035,600	$9,300

The accompanying notes are an integral part of these consolidated financial statements.

8

ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.             Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in the western United States (“US”). The Company conducts a portion of its mineral exploration activities through joint arrangements with other companies.

As of September 30, 2014, the Company had net working capital (current assets less current liabilities) of $9.6 million and total assets of $110.5 million.

The Company is operating the Briggs open pit gold mine. Briggs is located in southeastern California and commenced commercial gold production in July 2009. Briggs produced and sold approximately 7,275 ounces of gold during the third quarter 2014, at an average gold price of $1,285 per ounce.

Mining commenced at the Pinson Underground mine in June 2014. Pinson Underground mining activities are being incrementally advanced. Approximately, 4,420 tons of gold ores were mined at Pinson Underground in the third quarter of 2014. On September 15, 2014, Atna released the findings of its Technical Report that provided an updated resource estimate and mine plan for its Pinson Underground Project and the results of a positive pre-feasibility study for the Mag Pit project at Pinson. The NI 43-101 Technical Report was filed on October 17, 2014. On October 14, 2014, Atna announced positive results for tests in Pinson Underground using long-hole mining techniques.

Development assets include the Reward gold mine near Beatty, Nevada; and the Columbia gold project located near Lincoln, Montana. Reward announced larger resources in First Quarter 2014 based on the results of a drilling program in 2013. Engineering plans are being advanced for the construction and development of the Reward project. Development of Reward, a fully permitted mine site, is dependent upon financing.

No work other than environmental baseline data collection is presently underway at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Logging operations to cut timber were conducted during the summer season. Metallurgical-sample drilling was undertaken and completed in 2012. Additional work to determine the feasibility of the Columbia gold project is required.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Ongoing work consists of the monitoring and treatment of water.

2.             Accounting policies:

Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standard 34 ‘Interim financial reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012, and as such, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012. These interim condensed consolidated financial statements were approved for issuance on November 7, 2014, by the Board of Directors.

9

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Reward Corporation (“Reward”); CR Kendall Corporation (“Kendall”); Canyon Resources (“Jersey”) Inc.; Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the condensed consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Jersey was dissolved in the first quarter of 2014. Jersey held and serviced the gold bonds issued in 2009 and retired in 2013. (See the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012 with regard to the 2009 Gold Bonds and related liabilities and interest.) General and administrative expenses incurred by Jersey in the first quarter of 2014 were $10,400, and no expenses were incurred by Jersey later in 2014. Jersey’s expenses incurred in the first three quarters of 2013 totaled $23,400.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

Segment Reporting

The Company currently operates as one business segment. Management currently makes strategic decisions based on the consolidated results of the Company.

Management estimates, assumptions, and judgments

Management is required to make estimates and judgments that affect the amounts reported in the Company’s financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates and judgments in future periods could be significant.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for legal cases or governmental penalties.

10

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and the timing of revenue recognition.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. These reclassifications have been deemed immaterial to the presentation.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value less estimated costs of completion. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs are not included in inventory.

Adjustments to net realizable value are reported in current period costs, i.e., to expense if for a commercial operation and to capital if for a project under development. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion. Due to the change in the weighted average cost resident in inventory, the value of the reversal may differ to that of the write-down.

Recoverable gold ounces are calculated by multiplying the estimated future recovery-rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due the Company from the processor, net of any recovery-loss and net of the contractual fee earned by the processor.

Ore stockpiled represents mined gold ores that are awaiting sale or processing, either onsite at a Company-owned process facility or offsite at a third-party processing facility. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

Supply inventories consist mostly of equipment-parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Supply inventories are presented separately within current assets.

11

Exploration and property-maintenance expenditures

Exploration relates to locating, evaluating, and defining what may develop into mineral resources. Exploration drilling and related modeling and technical studies are expensed unless management determines that such work has a reasonable probability of producing future economic benefits. Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mineral resources; results from previous drilling programs; results of geological modeling, the proximity to mineral trends or other resources or reserves; and the extent to which ore-grades, ore-characteristics, and deposit-boundaries are being clarified and further defined by such work. Capitalized exploration would be classified as an investing activity in the statement of cash flows. Note 18 presents comparative exploration and property-maintenance expenditures.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Property acquisition costs and drilling and assessment costs to develop mineral resources and reserves within existing mine areas are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and positive feasibility studies. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until ‘commercial production’ levels are achieved. Criteria considered in judging whether a mine is capable of operating in the manner intended by management and whether a mine has attained ‘commercial production’, include, but are not limited to, the following:

•	the unique nature and complexity of each project;

•	whether all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•	the completion of a reasonable period of testing of equipment and productive processes;

•	whether the mine or processing facilities have reached and can sustain a pre-determined percentage of productive capacity;

•	mineral extraction and mineral recoveries are at or near the expected production levels;

•	the ability to sustain ongoing production, both functionally and economically, typically judged by achieving pre-determined productivity targets; and

•	the ability to produce minerals in saleable form, meeting quality or concentrate specifications.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined relative to the tons of ore reserves or over the ounces of gold produced relative to the recoverable ounces of gold reserves, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset. Depreciation is calculated based on asset values net of any impairment.

Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

12

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated ore tons contained in the newly benefited area, usually a lower section of a specific pit. This amortization of stripping activity assets is assigned to inventory and flows though cost of sales as a cash operating cost as the inventory is reduced. Cash outflows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, development and property costs, capitalized exploration, intangible assets and any other significant long-lived non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The CGU’s have been determined to be each mine and project, so long as each is operationally independent of the others. The recoverable amount is the higher of an asset’s estimated fair value less selling costs and estimated value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations in the amount that the asset’s net carrying cost exceeds its estimated recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. See Note 4 regarding impairments and reversals of impairments recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

Financial instruments

Held-to-maturity investments, receivables, loans, and other financial instruments are measured at amortized cost. Held-for-trading or held-for-sale financial instruments are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore has not employed hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, assumptions and judgments are required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

13

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values of financial instruments as of:

			September 30, 2014		December 31, 2013
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value
Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$644,000	$644,000	$789,900	$789,900
Restricted cash	Loans and receivable	1	4,315,700	4,315,700	4,319,400	4,319,400
Total financial assets			$4,959,700	$4,959,700	$5,109,300	$5,109,300
Financial liabilities:
Accounts payable and
other liabilities	At amortized cost	N/A	$7,113,300	$7,113,300	$7,196,300	$7,196,300
Notes payable	At amortized cost	2	26,235,800	24,996,300	19,006,900	19,006,900
Finance leases	At amortized cost	N/A	3,605,600	3,605,600	5,842,800	5,842,800
Total financial liabilities			$36,954,700	$35,715,200	$32,046,000	$32,046,000

The value of warrants issued by the Company is a non-recurring, fair value estimate determined using Level 3 inputs.

The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent. These brokers’ warrants expired unused in the first quarter of 2014.

In the first quarter of 2014, as described in Notes 9 and 13, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term to Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The warrants were determined to have a non-recurring fair value of $0.5 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent.

In the third quarter of 2014, as described in Note 13, the Company issued 15,380,000 common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term in a private placement. The warrants were determined to have a non-recurring fair value of $0.9 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 53.4%, and a risk-free rate of .98 percent.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of the dates indicated.

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	September 30, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Liabilities:
Asset retirement obligations	$-	$-	$3,777,000	$-	$-	$3,721,300

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included with the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates. See Note 8 for additional information about the AROs and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured.

Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery.

Pinson Underground sales of gold ore in 2014 were recognized upon delivery to the buyer, and such sales were recognized as operating revenues. All Pinson Underground sales in 2013 and 2012 were transacted while Pinson was in development and hence were capitalized as an offset to development expenditures.

Share based compensation

Under the Company’s Stock Option and Restricted Stock Unit Plans (see Note 14), common shares and common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in Contributed surplus.

Share-based compensation expense is based on the fair value of the shares and options at the time of grant, adjusted for estimated future forfeitures based on historical data. Share-based compensation expense is recognized over the estimated vesting periods of the respective securities. The expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to Share capital.

Income taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. Estimated future income tax assets are adjusted to amounts that are judged more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. The resulting translation gains or losses are normally included as a separate component of other comprehensive income (loss). See Note 19 regarding realization of a translation gain upon settlement of loans denominated in CAD in the first quarter of 2014.

15

Recently issued Financial Accounting Standards and their impact upon the Company

IFRS 15 – Revenue from Contracts with Customers – On May 28, 2014, the ISAB issued IFRS 15 Revenue from Contracts with Customers. This Standard outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations. The key principle of this Standard is that an entity will recognize revenue when it transfers promised goods or services to customers for an amount that reflects its expected consideration. The Standard introduces far more prescriptive and detailed implementation guidance than was included in IAS 18, IAS 11 and the related interpretations. The effective date for the Standard is for reporting periods beginning on or after 1 January 2017 with earlier adoption permitted. The Company is currently assessing the impact, if any.

3.             Gold inventories:

Gold inventories are carried at the lower of weighted-average fully-burdened cost or net realizable value less estimated costs of completion. The weighted-average fully-burdened cost is a measure inclusive of depreciation, stripping amortization, and other non-cash costs, consistent with IFRS. The lower of fully-burdened cost or net-realizable-value adjustment is a non-cash revaluation determined by comparing the then current market price of gold to an estimated fully-burdened weighted average cost to complete the inventory for sale. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost-to-complete the inventory or current net realizable value, and due to changes in the updated valuations, the absolute value of the reversal may differ to that of the write-down.

At September 30, 2014, the London p.m. fix price was $1,217 per ounce of gold, and as Briggs’ weighted average cost per ounce, as defined above, was greater than this estimated net realizable value less estimated costs of completion, a $0.9 million write-down in the value of the inventory was recognized. At June 30, 2014, a partial reversal of prior-periods’ write downs in the amount of $0.1 million was recognized, based on a London p.m. fix price of $1,315. At March 31, 2014, the London p.m. fix price was $1,292 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated costs of completion, a $0.3 million write-down in the value of the inventory was recognized. At December 30, 2013, the London p.m. fix price was $1,205 per ounce of gold, and as Briggs’ weighted average cost per ounce, as defined above, was greater than this estimated net realizable value less estimated costs of completion, a $1.8 million write-down in the value of the inventory was recognized. Cumulatively, $1.4 million of the write-downs reside within inventory at September 30, 2014, with $0.1 million having been reversed and $1.5 million having flowed through cost of sales as reductions in depreciation expense in the first three quarters of 2014.

	September 30,	December 31,
	2014	2013
Ore stockpile - Briggs	$76,700	$884,700
Ore stockpile - Pinson	486,000	-
Leach pad - Briggs	12,730,300	12,636,500
Process plant - Briggs and refinery	6,435,900	5,792,900
Allowance for adjustments to net realizable value	(1,432,700)	(1,830,100)
Total gold inventories	$18,296,200	$17,484,000

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4.             Property, plant, mine development, and mineral interests, net:

		As of September 30, 2014
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$44,344,000	$28,392,600	$15,951,400
Mine development	UOP	57,731,300	10,981,100	46,750,200
Mineral interest	UOP	55,679,500	4,665,800	51,013,700
Asset retirement cost	UOP	327,400	6,000	321,400
Impairment Allowance for Mine Development		-	30,680,300	(30,680,300)
Impairment Allowance for Mineral Interests		-	2,333,400	(2,333,400)
Totals		$158,082,200	$77,059,200	$81,023,000

		As of December 31, 2013
			Accumulated
	Depreciation	Asset Value	Depreciation &	Net Book
	Method	at Cost	Impairment	Value
Buildings and equipment	1 - 5 Years SL	$43,430,100	$23,445,500	$19,984,600
Mine development	UOP	51,716,900	8,635,400	43,081,500
Mineral interest	UOP	56,125,200	4,210,500	51,914,700
Asset retirement cost	UOP	327,400	5,300	322,100
Impairment Allowance for Mine Development		-	30,680,300	(30,680,300)
Impairment Allowance for Mineral Interests		-	2,409,800	(2,409,800)
Totals		$151,599,600	$69,386,800	$82,212,800

A roll-forward of property, plant, mine development, and mineral interests, net, for the nine months ended September 30, 2014 follows.

	Briggs (a)	Pinson (b)	Reward (c)
Beginning balance, January 1, 2014	$25,608,900	$34,851,900	$11,132,700

Acquisitions and development capitalized	7,313,500	299,500	10,700
Depreciation and amortization	(7,480,100)	(241,000)	-
Dispositions	(99,500)	(580,200)	-
Transfers	(113,900)	113,900	-
Net change in the period	(380,000)	(407,800)	10,700

Ending balance, September 30, 2014	$25,228,900	$34,444,100	$11,143,400

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	Columbia (d)	Other (e)	Total
Beginning balance, January 1, 2014	$9,031,400	$1,587,900	$82,212,800

Acquisition/development capitalized	50,000	-	7,673,700
Depreciation and amortization	-	(32,700)	(7,753,800)
Reversal of Impairments	-	75,500	75,500
Dispositions	-	(505,500)	(1,185,200)
Transfers	-	-	-
Net change in the period	50,000	(462,700)	(1,189,800)

Ending balance, September 30, 2014	$9,081,400	$1,125,200	$81,023,000

(a)	Briggs Mine, California:

Briggs is an operating gold mine located on the west side of the Panamint Range near Death Valley, California. Briggs commenced commercial production in July 2009. Briggs is not subject to any royalties. Four satellite properties located approximately four miles north of Briggs are included with Briggs in the table above. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase.

(b)	Pinson Underground and Mag Pit projects, Nevada:

The Pinson property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. The property includes two projects, the Pinson Underground project and the Mag Pit project. The property is subject to net smelter return (“NSR”) royalties to third-parties. The royalties vary by parcel, but average approximately six percent for Pinson Underground and three to six percent for the Mag Pit.

Mining commenced at the Pinson Underground mine in June 2014, the mine having been on care and maintenance since June 2013. An updated resource study, long-term underground mine plan, and a positive pre-feasibility study supporting development of the Mag Pit project were announced in September 2014 and released in October 2014. Pinson Underground mining activities and development are being advanced. Active development of the Mag Pit project is dependent on financing, which may depend on improvements in the outlook for the gold-market.

(c)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Reward has received all major development permits, some infrastructure development has been completed, and engineering plans for construction and development are in progress. Most of the property is subject to a three percent NSR royalty. An NSR royalty is a defined percentage of the gross revenues paid to others by a mining operator, less a proportionate share of incidental transportation, insurance, refining and smelting costs.

(d)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The Company commenced data collection for a feasibility study in mid-2012 and work on a feasibility study is expected to continue in future periods. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(e)	Other Properties and Kendall, a property under reclamation:

Clover Property, Nevada: The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada. Clover has a capitalized basis of $0.1 million. The Company has a 100 percent interest in 169 claims at Clover, subject to a three percent NSR royalty. This property is available for joint venture.

18

Mineral Rights, Montana: The Company owns a package of approximately 830,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $1.0 million and $1.3 million, respectively at September 30, 2014 and December 31, 2013.

Bluebird Prospect, Montana: The Company owns a 100 percent interest in 6 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 miles southwest of the town of Philipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January 2013 by claim-staking. The capitalized basis of the property is $0 at September 30, 2014 and December 31, 2013.

Sand Creek Uranium Joint Arrangement, Wyoming: The capitalized basis of this property was less than $0.1 million at September 30, 2014 and December 31, 2013. In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”). (This is a “joint operation” and not a “joint venture” as defined by IFRS). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located southeast of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in later periods (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 2014 to increase its interest in the project from 30 percent to 51 percent. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement. As of December 31, 2013, Uranium One reported having spent $1.3 million of the $1.6 million, and having increased their interest to 39.9 percent. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective cumulative expenditures or the 51/49 percent stipulated interest.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at September 30, 2014 and December 31, 2013. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. These two properties are available for a new joint venture.

CR Kendall Lands, Montana: The Company owns approximately 407 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was less than $0.1 million at September 30, 2014 and December 31, 2013.

Status of the Impairment Allowance for Non-Current Assets:

Triggering events in 2013 prompted impairment evaluations, and an impairment loss for non-current assets of $33.1 million was recognized in 2013. $0.1 million of this prior impairment was reversed in the first quarter of 2014 upon the sale of a portion of land at the Kendall property. There have been no additional impairments in 2014.

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5.             Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following:

	September 30,	December 31,
	2014	2013
Kendall reclamation property (a)	$2,417,500	$2,417,500
Briggs mine (b)	1,331,800	1,331,100
Columbia property (b)	21,000	21,000
Reward project (b)	282,700	282,700
Pinson (b)	235,300	235,300
Other properties (b)	27,400	31,800
Total restricted cash - Non-current	$4,315,700	$4,319,400

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“MDEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in a bank trust benefiting a surety. Trustee may invest funds in US Treasury instruments and certificates of deposit.

6.             Stripping Activity Assets:

This note addresses the costs of removing waste rock during the production phase of mining from within existing pits and is distinguished from deferred stripping to remove overburden from new pits during development. Please see Note 2 regarding the accounting treatments, but a principal difference is that amortization of stripping activity assets flows through cost of sales as a cash operating cost as inventory is sold instead of flowing through depreciation and amortization as does the amortization of deferred stripping and other development costs. Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

The following schedule provides a roll-forward of the carrying values for stripping activity assets for the nine months ended September 30, 2014 and twelve months ended December 31, 2013.

	September 30,	December 31,
	2014	2013
Balance, beginning of the period	$5,425,700	$3,334,600
Stripping activity assets added	699,300	3,187,500
Amortization	(1,649,700)	(1,096,400)
Balance, end of the period	$4,475,300	$5,425,700

7.             Derivatives:

Historical gains and losses on derivative positions for the periods ended September 30 follow.

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Realized loss on derivatives	$-	$(153,100)	$-	$(765,000)
Unrealized gain (loss) on derivatives	$4,400	$(36,600)	$(14,500)	$1,559,100

20

The 2009 Gold Bonds, retired in December 2013, included embedded derivatives that gave rise to the noted realized losses and unrealized loss and gain in 2013. The unrealized gain and loss in the three and nine months ended September 30, 2014 resulted from mark-to-market adjustments for ounces sold forward as of the quarter ends.

8.             Asset retirement obligations (“ARO”):

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2013 were based on a discount rate of 12.0 percent and a cost inflation index of 1.5 percent. The schedule for payments to settle the ARO liabilities currently runs through 2028.

Kendall has been closed and its only activity is the balance of required remediation. The Kendall ARO of $0.8 million is based on the estimated costs for maintenance of a water treatment system and costs to maintain the property during the reclamation period.

The following provides a roll-forward of AROs for all properties for the indicated periods:

	Nine Months Ended	Year Ended
	September 30, 2014	December 31, 2013

Balance, beginning of the period	$3,721,300	$4,582,200
Settlements	(276,900)	(370,800)
Accretion expense	332,600	411,600
Change in estimate	-	(901,700)
Balance, end of the period	3,777,000	3,721,300
Less: asset retirement obligations - current	465,900	427,400

Asset retirement obligations - non-current	$3,311,100	$3,293,900

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9.             Notes payable:

The following provides a roll-forward of notes payable for the indicated periods. Notes for equipment financings are included.

	Nine Months Ended	Year Ended
	September 30, 2014	December 31, 2013
Balance, beginning of the period	$19,006,900	$22,511,300
Principal payments	(16,648,200)	(3,681,600)
Notes Issued	22,978,100	937,100
Transaction cost payable, non-current	1,100,000	-
Transaction Costs for Waterton Note	(2,295,900)	-
Discount for Sprott Amendment Fees	-	(1,533,200)
Write-off of Sprott Discount	-	1,054,700
Amortization and Accretion of Discounts	1,084,600	882,700
Refinancing Adjustments	567,100	-
Foreign Exchange Effect	(796,300)	(1,164,100)
Balance, end of the period	24,996,300	19,006,900
Less: notes payable - current	1,826,000	17,576,500

Notes payable - non-current	$23,170,300	$1,430,400

The Company entered into a 12-month C$20.0 million credit facility with Sprott Resource Lending Partnership (“Sprott”) in September of 2011 to fund the acquisition of a 70% interest in Pinson and to fund limited initial development at Pinson. After negotiating an extension of the credit facility in 2012; in February 2013, the Company repaid C$2.5 million of principal. In March 2013 and in October 2013, the Company reached agreements with Sprott to further extend the term of the remaining C$17.5 million credit facility. The Company prepaid and retired the note with Sprott in January of 2014 via a refinancing with another lender. The balance of capitalized transaction costs associated with the Sprott note was written-off in December 2013. A roll-forward for the Sprott note follows for the first nine months of 2014.

		Transaction
	Sprott Note	Costs	Net
Balance, beginning January 1, 2014	$16,427,800	$-	$16,427,800
Principal Payments	(15,631,500)		(15,631,500)
Foreign exchange effect	(796,300)		(796,300)
Balance, end of period	$-	$-	$-
Less: current liability net of transaction
costs to be amortized at September 30, 2014			$-

Sprott note - non-current liability at September 30, 2014			$-

On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million and the balance was used for general working capital purposes including a reduction in trade payables.

Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) the date that is 24 months following the date of the Agreement (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, the Company will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of $440,000 and, after receipt of approval from the TSX, issued to Waterton 10,000,000 common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years following the issue date. The Lender Warrants are subject to a four-month hold period in Canada.

22

made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of $440,000 and, after receipt of approval from the TSX, issued to Waterton 10,000,000 common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years following the issue date. The Lender Warrants are subject to a four-month hold period in Canada.

Assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security under the Agreement. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee. The loan origination costs were capitalized and will be amortized over the minimum contractual life of the loan facility.

A roll-forward for the Waterton credit facility follows for the first nine months of 2014. Accrued transaction fees of $1.1 million, the 5% fee earned upon origination but not payable until termination, is included with Notes payable, net.

		Transaction
	Waterton Note	Costs	Net
Issuance of Note in January 2014	$22,000,000	$(2,295,900)	$19,704,100
Transaction cost payable, non-current	1,100,000	-	1,100,000
Amortization of discount	-	1,056,400	1,056,400
Balance, end of period	$23,100,000	$(1,239,500)	$21,860,500
Less: current liability net of amortized
transaction costs at September 30, 2014			$-

Waterton note - non-current liability at September 30, 2014			$21,860,500

Interest expense and capitalized interest on Notes payable follow for the periods ended September 30th:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Interest expense	$611,100	$439,300	$2,100,000	$439,300
Amortization of debt transaction cost	415,600	199,500	1,056,400	199,500
Subtotal interest expense from Notes	$1,026,700	$638,800	$3,156,400	$638,800

Interest capitalized to mine development:
Interest payable to lenders	$-	$-	$-	$876,000
Amortization of debt transaction cost	-	-	-	382,100
Subtotal capitalized interest from Notes	$-	$-	$-	$1,258,100

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10.           Finance leases:

The following provides a roll-forward of finance leases for the nine months ended September 30, 2014 and the year ended December 31, 2013.

	September 30,	December 31,
	2014	2013
Liability balance, beginning of the period	$5,842,800	$3,330,900
New leases	-	4,873,800
Payments applied to principal	(1,714,300)	(2,252,900)
Lease adjustment	-	(109,000)
Lease refinanced with note payable	(522,900)	-
Balance, end of the period	3,605,600	5,842,800
Less: finance leases - current liability	1,708,400	2,136,100

Finance leases - non-current liability	$1,897,200	$3,706,700

Cost of leased assets	$8,613,300	$9,198,600
Accumulated depreciation for leased assets	4,263,700	3,203,400
Net book-value of leased assets	$4,349,600	$5,995,200

The weighted average interest rate on finance-lease balances as of September 30, 2014 is 4.0 percent, with the range of rates varying between 2.5 percent and 7.9 percent. Interest and depreciation expenses for finance lease obligations and assets follow for the periods ended September 30th.

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Interest expense	$40,300	$183,200	$143,400	$183,200
Depreciation expense	$341,500	$378,800	$1,065,300	$1,032,900
Interest expense capitalized to mine development:	$-	$-	$-	$137,000

11.           Income taxes:

Income tax expense is based on management’s estimate of the expected, weighted-average, annual income tax rate; 44.1 percent in 2014. This is the blended average of the applicable US federal and state rates.

Tax recognized in net income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Current tax expense	$-	$-	$-	$-
Deferred tax expense	-	-	-	576,400
Income tax expense	$-	$-	$-	$576,400

A change of ownership under Section 382 of the US Internal Revenue Code occurred due to the Atna/Canyon merger in 2008. As a result, the utilization of US NOL’s existing at the merger date is limited to approximately $1.0 million per annum for US federal purposes.

The Company recognizes the benefit of deferred tax assets only to the extent it is deemed probable that future taxable income will be offset by tax losses and deductible temporary differences. The Company’s unrecognized deferred tax assets attributable to US tax net operating losses as of September 30, 2014 and December 31, 2013 are $25.4 million and $22.9 million, respectively, and to Canadian non-capital losses as of September 30, 2014 and December 31, 2013 are $1.3 million and $1.4 million, respectively. The US net operating losses expire between 2018 and 2034 and the Canadian non-capital losses expire between 2028 and 2032. Other unrecognized deferred tax liabilities and assets are as reported in the annual consolidated financial statements for the year ended December 31, 2013 and are attributable to temporary differences related principally to differing tax bases in mineral properties.

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12.           Commitments and contingencies:

a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR

Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. From 1995 to the present time, the Company conducted closure activities. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $15.5 million has been expended on closure and reclamation activities at Kendall.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has performed a completeness review of this plan and in September 2014, the Company was notified that its final closure and reclamation plan has been deemed complete. Requests for proposal are being finalized to retain a consultant to assist the MDEQ in preparing a final closure EIS for the property. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. No work has commenced on this study. In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, and maintenance of water treatment and closure facilities. Funds remaining on deposit with the MDEQ will be utilized in funding this trust.

(b)	Surety bonds:

All reclamation and surety bonds are subject to at least annual review and adjustment. Surety bonds not listed below as being related to principal properties amount to $0.2 million and involve less than $0.1 million in restricted cash as collateral.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via a surety, has posted reclamation bonds with these agencies in the amount of $4.5 million. Restricted cash held as collateral by the sureties and related to the Briggs Mine amounts to $1.3 million.

The total bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.3 million.

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The reclamation bond posted for Pinson is $0.8 million. Restricted cash held as collateral by a surety and related to Pinson currently amounts to $0.2 million. The State of Nevada and the Bureau of Land Management have indicated that they will require approximately $0.9 million in additional bonds in the third quarter of 2014 for obligations to be assumed as part of the acquisition in 2011, and the surety has indicated it will not require additional collateral upon issuance of these bonds.

(c)	Property lease commitments:

The Company has entered into various leases for office space and office equipment. As of September 30, 2014, there were future minimum lease payments of approximately $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in December 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.1 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands. The Company’s present inventory of claims requires approximately $0.2 million in annual rental fees, however, this amount may change as claims are added or dropped at the Company’s discretion.

(d)	Penalties associated with Notices of Violation

In June 2013, Briggs received a Notice of Violation (NOV) in connection with the fact that one of its previously permitted four stationary diesel generators no longer met State of California emission standards for diesel toxic control measures. The Company removed the subject generator in January 2014, the NOV was novated shortly thereafter, and the Company negotiated the penalty with the California Air Resources Board. In June 2014, the Company accrued $225,000 in general and administrative expenses for the estimated penalty. In August 2014, the Company agreed to pay a total settlement of $225,000 in increments of $25,000 per quarter, such payments having commenced in August 2014.

Briggs received three additional NOV’s in the second quarter of 2014 from the Great Basin Unified Air Pollution Control District in regards to its Continuous Emission Monitoring System (CEMS) and exceeding Oxides of Nitrogen permit standards also from its electrical generation plant. The CEMS equipment has been repaired and updated, and changes to operating procedures have been developed to mitigate emissions issues in the future. The NOV related directly to the CEMS was terminated in October 2014 via the payment of a $1,000 penalty. We estimate other penalties, if any, will be immaterial.

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13.          Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding for the nine months ended September 30, 2014 and the year ended December 31, 2013. See Note 14 pertaining to the exercise of options.

	Number of Shares
	September 30,	December 31,
	2014	2013
Balance, beginning of the period	189,922,144	144,989,922
Issued for Sprott credit-agreement amendments	-	7,237,740
Option exercises	35,377	150,544
Restricted shares issued	1,281,942	1,143,938
Equity Offerings	15,380,000	36,400,000
Balance, end of the period	206,619,463	189,922,144

On September 24, 2013, the Company completed a bought-deal private placement conducted by Dundee Securities Ltd. and Sprott Private Wealth LP by issuing 36.4 million common shares for gross proceeds of C$5.8 million and net proceeds of $5.3 million.

On January 31, 2014, as described in Note 9, the Company entered into a $22.0 million credit facility agreement with Waterton. Under this agreement, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three year term. The warrants were determined to have a non-recurring fair value of $0.5 million and were recorded in contributed surplus. The fair value was determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60%, and a risk-free rate of 1.21 percent.

On August 22, 2014, the Company completed a non-brokered private placement by issuing 15.4 million common shares for net proceeds of C$2.0 million. Under this agreement, the Company also issued 15.4 million common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term. The warrants were determined to have a non-recurring fair value of $0.9 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 53.4percent and a risk-free rate of 0.98 percent.

1,035,000 brokers’ warrants exercisable at C$1.00 expired unused on March 11, 2014. No warrants were exercised in the first nine months of 2014. The following is a summary of warrants outstanding as of September 30, 2014.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

January 31, 2017	2.34	CAD$0.25	10,000,000
August 22, 2017	2.90	CAD$0.18	15,380,000
			25,380,000

14.          Stock Option and Restricted Stock Unit Plans -- Share-based compensation:

Atna has consistently used share-based compensation with future vesting dates to attract personnel, annually reward personnel for performance, and incentivize future performance. In the latter half of 2013 and in 2014, the Company adopted the use of RSU grants with immediate vesting to replace the cash compensation of directors and to replace a portion of the cash compensation of officers in order to assist in conserving cash.

On May 7, 2013, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”) and approved a Restricted Stock Unit Plan (“RSU Plan”). Both plans are administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option and RSU shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of September 30, 2014, there were a maximum of 20.7 million underlying shares available under the Plans of which 11.6 million have been granted and are outstanding. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Plans. The Board may terminate or amend the Plans at any time and for any reason. The Plans do not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Plans, the shareholders will next be asked to renew the Plans in 2016.

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The exercise price of each stock option and each RSU is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option and RSU is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated at a later date by the Compensation Committee.

The fair values of options with future vesting are estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following stock option assumptions table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The fair values of RSUs with future vesting are estimated on the date of grant using an intrinsic-value model that uses the assumptions noted in the RSU-assumption table below. The Company uses historical information in estimating the expected term. Future vesting periods have typically been over a two-year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option and RSU disclosures for the periods ended September 30th:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Stock-based compensation expense - C$ millions	$0.1	$0.2	$0.3	$0.6
Intrinsic value of options exercised - C$ millions	$0.0	$0.0	$0.0	$0.2
Fair value of awards vesting - C$ millions	$0.0	$0.0	$0.0	$0.1
Cash received on option exercises - C$ millions	$0.0	$0.0	$0.0	$0.0
Unamortized stock-based compensation expense - C$ millions	$0.1	$0.3	$0.1	$0.3

The following table summarizes the weighted-average assumptions used in determining fair values of option grants with future vesting dates during the periods ended September 30th:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Grant date fair value	NA	CAD$0.19	CAD$0.12	CAD$0.41
Grant market price	NA	CAD$0.44	CAD$0.20	CAD$1.02
Common share price at period-end	CAD$0.10	CAD$0.16	CAD$0.10	CAD$0.16
Expected volatility	NA	63%	89%	59%
Expected option term - years	NA	3.1	3.1	3.0
Risk-free interest rate	NA	1.2%	1.2%	1.3%
Forfeiture rate	NA	9.8%	10.2%	8.8%
Dividend yield	NA	0%	0%	0%

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The following table summarizes the weighted-average assumptions used in determining fair values for the RSU granted with future vesting dates during the periods ended September 30th:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
RSU's Granted	NA	NA	260,286	NA
Weighted Average Fair Value of Awards	NA	NA	CAD$0.16	NA
Market Price	NA	NA	CAD$0.16	NA
Pre-vest Forfeiture Rate	NA	NA	10%	NA
Grant Price	NA	NA	CAD$0.00	NA
Intrinsic Value Adjustment	NA	NA	CAD$0.00	NA

The following tables summarize the stock option and RSU activity during the nine months ended September 30, 2014:

		Weighted	Weighted	Weighted	Aggregate
		Average	Average	Average	Intrinsic
	Number	Exercise	Fair Value	Remaining	Value
Outstanding Grants	(000's)	Price CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	11,077	$0.69	0.27	2.8	$-
Granted	1,057	$0.15	$0.13		$-
Exercised/Released	(35)	$0.11	$0.06		$-
Cancelled/Forfeited	(421)	$0.82	$0.32		$-
Expired	(40)	$0.74	$0.29		$-
Balance, end of the period	11,638	$0.65	$0.26	2.2	$0.02
Vested and exercisable, end of the period	8,770	$0.74	$0.29	1.8	$-
Vested and expected to vest, end of the period	11,471	$0.66	$0.27	2.2	$0.02

15.          Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the third quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the third quarter 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.2 million, respectively.

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The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

At September 30, 2014, the Company had no forward sales. The Company entered into and used additional short-term forward-sales contracts throughout the first nine months of 2014.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Under the credit agreement with Waterton, assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, CR Reward Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The note refinancing subsequent to year-end 2013 has been reflected in the table as of December 31, 2013 by moving the C$17.5 million liability to the 1-3 year column, consistent with terms under the Waterton Agreement. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of September 30, 2014
			Between 3
		Less than	months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,113,300	$6,569,300	$544,000	$-	$-	$-
Finance lease obligations	3,605,600	399,800	1,308,600	1,897,200	-	-
Notes and debt obligations	26,235,800	482,900	1,343,100	24,409,800	-	-
Total	$36,954,700	$7,452,000	$3,195,700	$26,307,000	$-	$-

		Payments due by Period as of December 31, 2013
			Between 3
		Less than	months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	537,400	1,598,700	3,706,700	-	-
Notes and debt obligations	19,006,900	100,500	1,048,200	17,858,200	-	-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

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Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 36 percent at September 30, 2014 and 32 percent at December 31, 2013. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million was denominated in Canadian dollars as of December 31, 2013. A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of this debt obligation. Please see Note 19. Other than for this debt, now retired, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and/or doré and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ores to Newmont Mining Corp. with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of immaterial investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at September 30, 2014 and December 31, 2013 were nil and $56,400, respectively, representing the maximum potential losses from changes in prices of equity investments.

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Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

16.          Cost of Sales:

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration and property-maintenance expenses, holding costs, corporate office costs, impairments of non-current assets, business development costs and other period costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

The following is a reconciliation of current period mine operating costs to cost of sales for the periods ended September 30th:

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013

Mine operating costs, excluding depreciation and amortization	$7,581,100	$8,197,100	$25,338,400	$23,600,900
Production related depreciation and amortization	2,080,500	1,525,800	5,786,900	4,735,500
Decrease (increase) in gold inventory, excluding
depreciation and amortization	772,200	899,700	(98,200)	1,702,400
Inventory adjustments to net realizable value	868,100	(600,900)	1,131,500	765,500

Total cost of sales	$11,301,900	$10,021,700	$32,158,600	$30,804,300

17.          Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. Common share equivalents, which include share options and warrants to purchase common shares, for the three months ended September 30, 2014 and September 30, 2013 that were not included in the computation of diluted EPS because the effect would be antidilutive were 27.7 million and 10.2 million common share equivalents, respectively. Common share equivalents, which include share options and warrants to purchase common shares, for the nine months ended September 30, 2014 and 2013 that were not included in the computation of diluted EPS because the effect would be antidilutive were 22.3 million and 10.2 million common share equivalents, respectively. Because the Company reported a net loss for the three and nine months ended September 30, 2014 and September 30, 2013, the inclusion of common share equivalents would have an antidilutive effect on per share amounts and consequently, the Company’s basic and diluted EPS are the same for the three and nine months ended September 30, 2014 and September 30, 2013.

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18. Exploration and property-maintenance expenditures:

The following schedules provide details of the Company’s exploration and property-maintenance expenses for the periods ended September 30th. The Company did not recognize any capitalized exploration in these periods; however, $256,600 of costs incurred in 2014 for the Mag Pit study was capitalized as development in the third quarter of 2014 upon the successful completion of that study and given the expectation of deriving future benefits from that study.

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Exploration expenses
Briggs	$1,900	$2,200	$108,400	$163,800
Pinson	(253,000)	(4,700)	41,300	224,400
Reward	500	-	8,500	-
Columbia	17,600	19,600	69,800	84,200
Other	2,200	2,900	69,400	(86,600)
Total exploration expenses	$(230,800)	$20,000	$297,400	$385,800

	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
Property - maintenance expenses
Reward	$25,400	$24,100	$130,200	$170,400
Pinson	86,100	703,900	574,000	703,900
Total property-maintenance expenses	$111,500	$728,000	$704,200	$874,300

Expensed exploration relates to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material. Maintenance expenses for non-operating properties include costs of maintaining land and mineral leases, costs of water disposal or treatment, and personnel costs.

19. Foreign Exchange Gain in First Quarter 2014:

In the first quarter of 2014, the Company recognized a foreign-exchange gain of $2.3 million. The gain was realized via the retention of cash upon settlement of the loan with Sprott, denominated in Canadian dollars, in January 2014. The Sprott loan was repaid via the use of funds borrowed by Canyon Resources Corporation, denominated in U.S. dollars, from Waterton. The Company had and has limited other exposure to foreign exchange rates. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in the first quarter of 2014. The Consolidated Statement of Cash Flows includes this gain within the financing section.

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